UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 15


Certification and Notice of Termination of Registration under
Section 12(g)
of The Securities Exchange Act of 1934 or Suspension of Duty to
File Reports
under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     Commission File Number
                           33-229908-A

                       NORTH BY NORTHEAST, LTD.
     (Exact name of Registrant as specified in its charter)


4400 Harding Road, Suite 500, Nashville, Tennessee  37205
(Address of principal executive office)           (Zip Code)

Registrant's telephone number, including area code: (615) 292-1040


                   UNITS OF LIMITED PARTNERSHIP INTEREST
         (Title of each class of securities covered by this Form)

                                   NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [ ]         Rule 12h-3(b)(1)(i)
 [ ]
          Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)
 [ ]
          Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)
 [ ]
          Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)
 [ ]
                                             Rule 15d-6
 [ ]

Approximate number of holders of record as of the certification or notice
date:  0
                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Hickory Hills, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   NORTH BY NORTHEAST, LTD.
                                   By:  222 North, Ltd.
                                        General Partner

DATE:  November 12, 1999           By:  /s/ Steven D. Ezell
                                        General Partner

DATE:  November 12, 1999           By:  /s/ Michael A. Hartley
                                        General Partner

                                   By:  222 Partners, Inc.
                                        General Partner

DATE:  November 12, 1999                By:  /s/ Michael A. Hartley
                                        Secretary/Treasurer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                                   NORTH BY NORTHEAST, LTD.
                                   By:  222 North, Ltd.
                                        General Partner

DATE:  November 12, 1999           By:  /s/ Steven D. Ezell
                                        General Partner

DATE:  November 12, 1999           By:  /s/ Michael A. Hartley
                                        General Partner

                                   By:  222 Partners, Inc.
                                        General Partner

DATE:  November 12, 1999                By:  /s/ Michael A. Hartley
                                        Secretary/Treasurer